Kenneth R. Koch 212 692 6768 krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

October 18, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Paul Fischer
Ms. Kathleen Krebs

Re:	XpresSpa Group, Inc.
Registration Statement on Form S-3
Filed August 23, 2019
File No. 333-233419

Ladies and Gentlemen:

We are submitting this letter on behalf of XpresSpa Group, Inc. (the “Company”) in response to the letter dated October 7, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on August 23, 2019, as subsequently amended on September 27, 2019 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comments set forth in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Comment #1:

We have considered your response to prior comment 2. Please expand your analysis to address the following:

•	For each selling stockholder, what the number of shares being registered represents in terms of the percentage of currently outstanding shares held by non-affiliates;
•	How the fact that Palladium Capital Advisors LLC is in the business of underwriting securities affects your analysis of whether their shares can be registered as a secondary offering;
•	How the agreements entered into on July 8, 2019, including the amendments to the agreements, are related;
•	How the agreements and amendments to the agreements changed the number of shares each selling shareholder beneficially owns or is entitled to receive upon conversion or exchange of securities;
•	The consideration the company received under the agreements;
•	The extent to which the shares being registered are issuable pursuant to provisions based upon the trading market of the company’s shares, and if so, the extent of any discount to the market price;
•	Why the company entered into the agreements and amendments to the agreements; and

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ October 18, 2019 Page 2

•	Why the company is registering all the securities now.

Response:

In response to the Staff’s comment, we have provided an overview of the transactions and respectfully advise as to each of the above items as follows.

Overview.

Palladium Private Placement. On July 8, 2019, the Company entered into an amendment (the “May 2018 SPA Amendment”) to that certain Securities Purchase Agreement (the “May 2018 SPA”), dated as of May 15, 2018, by and between the Company and the purchasers party thereto (the “Palladium Investors”), to provide for, among other provisions, the establishment of a new class of preferred stock, designated Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”) and the issuance of 8,996 shares of such Series F Preferred Stock to the parties to the May 2018 SPA Amendment, which are convertible into shares of the Company’s common stock at a conversion price of $2.00 per share, a premium to the $1.67 closing price of the Company’s common stock on July 8, 2019 (collectively, the “Palladium Private Placement”).

Calm Private Placement. On July 8, 2019, the Company entered into a securities purchase agreement (the “2019 Calm Purchase Agreement”) with Calm.com, Inc. (“Calm”) pursuant to which the Company agreed to sell (i) an aggregate principal amount of $2,500,000 in 5.00% unsecured convertible Notes due 2022 (the “Calm Notes”), which are convertible into shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”) and (ii) warrants to purchase 937,500 shares of the Company’s common stock at an exercise price of $2.00 per share (the “Calm Warrants”) (collectively, the “Calm Private Placement”). In addition to the shares of common stock underlying the Calm Notes and Calm Warrants, the Company seeks to register shares of common stock underlying Series E Preferred Stock previously issued to Calm pursuant to a securities purchase agreement, dated November 12, 2018, by and between the Company and Calm (the “2018 Calm Purchase Agreement”).

B3D Transaction. On July 8, 2019, the Company entered into a fourth amendment (the “Credit Agreement Amendment”) to its existing Credit Agreement with B3D, LLC (“B3D”) in order to, among other provisions, amend and restate its existing convertible promissory note in order to increase the principal amount owed to B3D to $7.0 million, which principal and any interest accrued thereon is convertible, at B3D’s option, into shares of the Company’s common stock (the “B3D Note”) (together, the “B3D Transaction”). The Company seeks to register the shares of common stock underlying the B3D Note.

Series D Amendment and December 2016 Warrant Amendment. On July 8, 2019, the Company filed a certificate of amendment to the Certificate of Designation, Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D COD Amendment”) with the State of Delaware to reduce the conversion price to $2.00 and provide for automatic conversion of the Series D Preferred Stock into shares of the Company’s common stock. Also on July 8, 2019, the Company entered into an amendment to certain outstanding warrants issued in December 2016 (the “December 2016 Warrants”) to the holders of its Series D Preferred Stock (the “December 2016 Warrant Amendment”) to provide for, among other provisions, a reduction in the exercise price to $2.00. The Company seeks to register the shares of common stock underlying each of the Series D Preferred Stock and the December 2016 Warrants.

Merger Agreement and Subscription Agreement. The Company also seeks to register certain shares of common stock previously issued to Mistral Spa Holdings, LLC (“Mistral”) in connection with that certain Agreement and Plan of Merger by and among the Company (formerly known as FORM Holdings Corp.), FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated October 25, 2016, as subsequently amended (the “Merger Agreement”) and in connection with a related subscription agreement between the Company and Mistral (the “Subscription Agreement”).

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1(a). For each selling stockholder, what the number of shares being registered represents in terms of the percentage of currently outstanding shares held by non-affiliates;

Following the July 8, 2019 transactions, the Company had 2,918,169 shares of common stock outstanding, of which 2,805,896 shares were held by non-affiliates. Following the automatic conversion of the Series D Preferred Stock into common stock upon receipt of shareholder approval, the Company has 13,881,450 shares of common stock outstanding as of October 15, 2019, 7,165,041 of which are held by non-affiliates.

Palladium: We propose to register 200% of the 449,800 shares (or 899,600 shares) issuable to the Palladium Investors upon the conversion of the Series F Preferred Stock. Assuming the conversion of 899,600 shares of Series F Preferred Stock, this would have represented 24.3% of the Company’s outstanding common stock held by non-affiliates prior to the conversion of the Series D Preferred Stock and represents 11.2% of the Company’s currently outstanding common stock held by non-affiliates as of October 15, 2019.

Calm: We propose to register (i) 200% of the 1,445,816 shares (or 2,891,632 shares) issuable to Calm upon conversion of the Calm Note, (ii) 200% of the 1,500,000 shares (or 3,000,000 shares) issuable to Calm upon conversion of previously issued shares of Series E Preferred Stock and (iii) 200% of the 937,500 shares (or 1,875,000 shares) issuable to Calm upon exercise of the Calm Warrants, for an aggregate of 7,766,632 shares issuable to Calm. Assuming conversion and/or exercise, as applicable, of all such instruments into 7,766,632 shares of common stock, this would have represented 73.5% of the Company’s outstanding common stock held by non-affiliates prior to the conversion of the Series D Preferred Stock and represents 52.0% of the Company’s currently outstanding common stock held by non-affiliates as of October 15, 2019.

B3D: We propose to register 200% of the 4,156,275 shares (or 8,312,550 shares) issuable to B3D in connection with the B3D Note. Assuming the conversion of the B3D Note into 8,312,550 shares of common stock, this would have represented 74.8% of the Company’s outstanding common stock held by non-affiliates prior to the conversion of the Series D Preferred Stock and represents 53.7% of the Company’s currently outstanding common stock held by non-affiliates as of October 15, 2019; however, B3D may not convert the B3D Note into common stock to the extent such conversion would cause their beneficial ownership to exceed 4.99% of the outstanding shares of the Company’s common stock.

Mistral: We propose to register (i) 200% of the 8,831,540 shares (or 17,663,080 shares) issued to Mistral upon conversion of the Series D Preferred Stock, (ii) 200% of the 79,406 shares (or 158,812 shares) issuable to Mistral upon the exercise of the December 2016 Warrants and (iii) 100% of the 106,524 shares issued to Mistral in connection with the Merger Agreement and Subscription Agreement, for an aggregate of 17,928,416 shares issued or issuable to Mistral. Assuming the conversion of Mistral’s Series D Preferred Stock into 17,663,080 shares and the exercise of Mistral’s December 2016 Warrants into 158,812 shares, and taking into account the 106,524 shares previously issued to Mistral, this would have represented 87.0% of the Company’s outstanding common stock held by non-affiliates prior to the conversion of the Series D Preferred Stock and represents 71.2% of the Company’s currently outstanding common stock held by non-affiliates as of October 15, 2019. Subsequent to the July 8, 2019 transactions, Mistral completed a distribution of certain shares of Series D Preferred Stock to its limited partners, which shares subsequently converted into an aggregate of 2,157,810 shares of common stock. This distribution prevented Mistral’s ownership from exceeding 50% of the Company’s outstanding common stock.

1(b). How the fact that Palladium Capital Advisors LLC is in the business of underwriting securities affects your analysis of whether their shares can be registered as a secondary offering;

As defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), an “underwriter” is, in relevant part:

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any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.

Pursuant to Section 3.2(b) of the May 2018 SPA, Palladium represented and warranted that (i) it was acquiring the securities as principal for its own account and not with a view to or for distributing or reselling such securities in violation of the Securities Act or any applicable state securities law, (ii) it had no present intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law and (iii) it had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law. Palladium further represented that it was acquiring the securities in the ordinary course of its business.

The terms of the Palladium Private Placement also suggest that Palladium has assumed the risks of an investment in the Company. These risks include, for example, the fact that there is no established trading market for the Series F Preferred Stock, the fact that the conversion of the Series F Preferred Stock was subject to shareholder approval and the risk that the conversion price of the Series F Preferred Stock may exceed the market price of the Company’s common stock at the time of conversion. Furthermore, the fact that Palladium, and not the Company, will receive the proceeds from any resale of the securities supports the conclusion that Palladium is not participating in the Palladium Private Placement as an underwriter, but rather as an investor acquiring the securities in the ordinary course of business.

1(c). How the agreements entered into on July 8, 2019, including the amendments to the agreements, are related;

We respectfully submit that the agreements entered into on July 8, 2019 are appropriately characterized as a series of independent transactions. They are related only insofar as they represent a restructuring of the Company’s capitalization and to the extent that such agreements include customary cross-defaults. In addition, the execution of the Credit Agreement Amendment was a condition to closing of the Calm Private Placement and the May 2018 SPA Amendment included a waiver by the Palladium Investors of certain restrictions on subsequent equity sales with respect to the July 8, 2019 transactions.

1(d). How the agreements and amendments to the agreements changed the number of shares each selling shareholder beneficially owns or is entitled to receive upon conversion or exchange of securities;

Palladium: In connection with the Palladium Private Placement, the Palladium Investors were issued an aggregate of 8,996 shares of Series F Preferred Stock, which were allocated as follows:

•	Alpha Capital Anstalt: 4,056 shares of Series F Preferred
•	Anson Investments Master Fund LP: 901 shares of Series F Preferred
•	L1 Capital Global Opportunities Master Fund: 901 shares of Series F Preferred
•	Intracoastal Capital LLC: 901 shares of Series F Preferred
•	The Hewlett Fund LP: 630 shares of Series F Preferred
•	Brio Capital Master Fund Ltd.: 450 shares of Series F Preferred
•	Palladium Capital Advisors, LLC: 1,157 shares of Series F Preferred

Calm: Immediately prior to July 8, 2019, Calm beneficially owned shares of Series E Preferred Stock that were initially convertible into 241,935 shares of common stock at a conversion price of $12.40 per share.

In connection with the Calm Private Placement, the conversion price of the Series E Preferred Stock was reduced from $12.40 to $2.00, such that Calm’s Series E Preferred Stock became convertible into 1,500,000 shares of common stock. Additionally, Calm received (i) the Calm Note, which is convertible into shares of Series E Preferred Stock that are themselves convertible into 1,445,816 shares of common stock at a conversion price of $2.00 per share and (ii) warrants to purchase 937,500 shares of common stock.

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B3D: Immediately prior to July 8, 2019, B3D held a non-convertible promissory note in the principal amount of $6,500,000 (the “Original B3D Note”), as well shares of Series D Preferred Stock initially convertible into 12,414 shares of common stock at a conversion price equal to $120 per share (which reflects the Company’s 1-for-20 reverse stock split), 12,935 shares of common stock issuable upon the exercise of the December 2016 warrants and 17,146 shares of common stock.

In connection with the B3D Transaction, the Original B3D Note was replaced with the B3D Note, which is convertible into a maximum of 4,156,275 shares of common stock. Pursuant to the Series D COD Amendment, the conversion price of the Series D Preferred Stock was reduced from $120 per share to $2 per share, such that B3D’s Series D Preferred Stock became convertible into 1,408,050 shares (which number reflects accrued but unpaid dividends). In addition, pursuant to the December 2016 Warrant Amendment, the exercise price of the December 2016 Warrants was reduced to $2.00 per share and anti-dilution price protection was inserted, such that B3D’s December 2016 Warrants are now exercisable for 388,050 shares of common stock.

Mistral: Immediately prior to July 8, 2019, Mistral beneficially owned shares of Series D Preferred Stock initially convertible into 120,750 shares of common stock at a conversion price equal to $120 per share (which reflects the Company’s 1-for-20 reverse stock split) and 79,405 shares of common stock issuable upon the exercise of the December 2016 warrants and 106,524 shares of common stock issued in connection with the Merger Agreement and Subscription Agreement.

Pursuant to the Series D COD Amendment, the conversion price of the Series D Preferred Stock was reduced from $120 per share to $2 per share, such that Mistral’s and its affiliates’ Series D Preferred Stock became convertible into an aggregate of 8,643,240 shares (which number reflects accrued but unpaid dividends). In addition, pursuant to the December 2016 Warrant Amendment, the exercise price of the December 2016 Warrants was reduced to $2.00 per share and anti-dilution price protection was inserted, such that Mistral’s December 2016 Warrants are now exercisable for 2,382,150 shares of common stock.

As described above, subsequent to the July 8, 2019 transactions, Mistral completed a distribution of certain shares of Series D Preferred Stock to its limited partners, which shares subsequently converted into an aggregate of 2,157,810 shares of common stock. This distribution prevented Mistral’s ownership from exceeding 50% of the Company’s outstanding common stock.

1(e). The consideration the company received under the agreements;

Palladium: The Company issued the Series F Preferred Stock to the Palladium Investors as consideration for the entry by the Palladium Investors into the May 2018 SPA Amendment, which waives certain provisions of the May 2018 SPA including, but not limited to, certain restrictions of future equity sales. The May 2018 SPA Amendment also provides for the cancellation of the Company’s Class B Warrants and the reallocation of certain shares of common stock underlying the Class B Warrants to the Company’s Class A Warrants. The Company received no cash consideration in connection with the Palladium Private Placement.

Calm: The Company received $2,500,000 in gross proceeds from the Calm Private Placement as consideration for the Calm Note and Calm Warrants.

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B3D: Pursuant to the Credit Agreement Amendment, B3D agreed to waive certain defaults under the B3D Note relating to (i) the inclusion of an explanatory paragraph the report of the Company’s independent registered public accounting firm on its financial statements for the years ended December 31, 2018 and 2017 indicating that there is substantial doubt about the Company’s ability to continue as a going concern and (ii) defaults resulting from the non-payment of certain interest payments due to B3D. In addition, the Credit Agreement Amendment extended the maturity date of the B3D Note from December 31, 2019 to May 31, 2021, reduced the applicable interest rate from 10.5% to 9.0% and amended and restated the B3D Note in order to increase the principal amount owed to B3D from $6.5 million to $7.0 million, which principal and any interest accrued thereon became convertible at B3D’s option into common stock at an initial conversion price of $2.00 per share. The Company received no cash consideration in connection with the B3D Transaction.

Mistral. Pursuant to the Series D COD Amendment, all shares of Series D Preferred Stock automatically converted into common stock upon receipt of shareholder approval, which simplified the Company’s capital structure.

Pursuant to the December 2016 Warrant Amendment, the exercise price was reduced to $2.00 in order to encourage stockholders to exercise such warrants. The Company received no cash consideration from Mistral or any other investors in connection with the Series D COD Amendment or the December 2016 Warrant Amendment, though the Company will receive consideration to the extent holders of the December 2016 Warrants exercise such warrants.

1(f). The extent to which the shares being registered are issuable pursuant to provisions based upon the trading market of the company’s shares, and if so, the extent of any discount to the market price;

The shares being registered are issued or issuable at fixed prices that are not based on the trading market of the Company’s common stock, with the exception that if the Company elects to make interest payments to B3D in shares of common stock pursuant to the B3D Note (the “Share Portion”), the number of shares (the “Interest Share Amount”) will be determined by dividing the amount of interest to be paid by a price per share equal to ninety percent (90%) of the volume weighted average price (the “VWAP”) of the Company’s common stock on the trading date immediately preceding the date of the exercise notice (the “Initial Interest Share Price”). If ninety percent (90%) of the average VWAP for the thirty days prior to the interest payment date is less than the Initial Interest Share Price (such price, the “Make Whole Price”), then B3D is entitled to additional shares of common stock determined by (i) dividing the amount of the Share Portion set forth in the exercise notice by the Make Whole Price and (ii) subtracting therefrom the Interest Share Amount.

1(g). Why the company entered into the agreements and amendments to the agreements;

The Company respectfully submits that it entered into the agreements and amendments to the agreements in connection with a restructuring of the Company’s capitalization in order to provide management with greater flexibility and create a more straightforward capital structure.

1(h). Why the company is registering all the securities now.

In connection with the Calm Private Placement and the B3D Transaction, the Company entered into a registration rights agreement with each of Calm and B3D, respectively, pursuant to which the Company agreed to register the underlying shares of common stock issuable in connection with the July 8, 2019 transactions within 45 days of the execution of such registration rights agreements.

In addition, in connection with the Merger Agreement and the Subscription Agreement, the Company previously entered into a registration rights agreement with Mistral, pursuant to which Mistral is entitled to request that the Company register the underlying shares of common stock issuable in connection with the Merger Agreement and the Subscription Agreement. The Company previously registered certain of these shares in connection with the proxy statement/prospectus which forms a part of the Registration Statement on Form S-4 (File No. 333-213566) filed with the Commission on September 9, 2016, as subsequently amended (the “Form S-4”), but is seeking to register an additional (i) 200% of the 8,831,540 shares (or 17,663,080 shares) issued to Mistral upon the conversion of the Series D Preferred Stock and (ii)106,524 shares issued to Mistral in connection with the Merger Agreement and Subscription Agreement pursuant to the Registration Statement due to the unavailability of the Form S-4 as a result of the larger number of shares issued in connection with the Form S-4 due to a reduction in the conversion price of the Series D Preferred Stock.

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* * * * *

We hope that the above response will be acceptable to the Staff. Should the Commission disagree with the foregoing conclusions, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	XpresSpa Group, Inc.
Douglas Satzman, Chief Executive Officer